UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Rexahn Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

761640 10 1
(CUSIP Number)

Dr. Chang H. Ahn
c/o Rexahn Pharmaceuticals, Inc. 15245 Shady Grove Road, Suite 455 Rockville, MD 20850 (240) 268-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 761640 10 1	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dr. Chang H Ahn Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 12,638,924
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,003,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,638,924
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,003,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,641,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.32%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 761640 10 1	Page 3 of 5

Explanatory Note:

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Dr. Chang H. Ahn on May 23, 2005, as amended by Amendment No. 1 thereto filed with the SEC on May 13, 2009 ("Amendment No. 1").

This Amendment No. 2 is filed with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended, with respect to Dr. Ahn's beneficial ownership of the Common Stock.  The Issuer's principal executive office is located at 15245 Shady Grove Road, Suite 455, Rockville, MD 20850.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

As reported pursuant to Amendment No. 1, on April 30, 2009, Dr. Ahn donated 400,000 shares of Common Stock to The Ahns 2009 Descendants Trust (the "Ahns Trust"), of which an independent third party is the trustee and Dr. Ahn's two sons are the beneficiaries.  Such donation was a bona fide gift for which no consideration was received by Dr. Ahn.  On May 4, 2009, Dr. Ahn sold 2,600,000 shares of Common Stock to the Ahns Trust at a price of $.68 per share, for consideration consisting of 260,000 shares of Common Stock and a promissory note in the principal amount of $1,591,200.  Upon the completion of such transactions, which were effectuated for estate planning purposes, the Ahns Trust beneficially owned 2,740,000 shares of Common Stock.

As reported pursuant to Form 4 filed on April 5, 2011, the Ahns Trust transferred 320,846 shares of Common Stock to Dr. Ahn in satisfaction of the annual payments for 2 years of the Ahns Trust to Dr. Ahn, which was in the amount of $391,423.  The Average High/Low price of the Common Stock on April 1, 2011, as reported by the NYSE AMEX, was $1.22 per share.

On May 18, 2011, the Ahns Trust transferred 1,008,078 shares of Common Stock to Dr. Ahn in full satisfaction of the then outstanding indebtness of the Ahns Trust to Dr. Ahn, which was in the amount of $1,320,581.86.  The closing market price of the Common Stock on May 18, 2011, as reported by the NYSE AMEX, was $1.31 per share.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)           As of the date hereof, Dr. Ahn beneficially owns 13,641,924 shares of Common Stock, representing 14.32% of the outstanding Common Stock.  This percentage is based upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Proxy Statement filed with the SEC on April 26, 2011.

(b)           The 13,641,924 shares of Common Stock beneficially owned by Dr. Ahn include the following:

(i)           11,338,924   shares of Common Stock held directly by Dr. Ahn and 1,300,000 shares of Common Stock subject to purchase upon exercise of options held by Dr. Ahn that are exercisable within 60 days of the date hereof (as to all of which shares Dr. Ahn has sole voting and dispositive power); and

SCHEDULE 13D
CUSIP No. 761640 10 1	Page 4 of 5

(iii)           500,000 shares of Common Stock held directly by Dr. Ahn's wife, Inok Ahn, and 503,000 shares of Common Stock subject to purchase upon exercise of options held by Mrs. Ahn that are exercisable within 60 days of the date hereof (as to all of which shares Dr. Ahn has shared voting and dispositive power), and as to all of which shares Dr. Ahn disclaims beneficial ownership.

The 13,641,924 shares of Common Stock beneficially owned by Dr. Ahn exclude the 1,411,076 shares of Common Stock held by the Ahns Trust upon completion of the transactions described in Item 4 above, as to which Dr. Ahn does not have sole or shared voting or dispositive power.

(c)           Except as described in Item 4 above, Dr. Ahn has not effected any other transaction in the Common Stock within the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The prior indebtedness of the Ahns Trust to Dr. Ahn was evidenced by a promissory note dated May 4, 2009 (the "Note"), a copy of which was previously filed as Exhibit 2 to Amendment No. 1.  The obligation of the Ahns Trust to repay the Note previously was secured by a pledge to Dr. Ahn of 2,600,000 shares of Common Stock pursuant to a Collateral Assignment and Security Agreement, dated as of May 4, 2009 (the "Security Agreement"), a copy of which was filed as Exhibit 3 to Amendment No. 1.  Upon the repayment by the Trust of the full balance of the Note on May 18, 2011 as described above under Item 4, the Note and the Security Agreement terminated. Also on May 18, 2011, Dr. Ahn irrevocably renounced his power under the Trust Agreement to acquire the Common Stock held by the Ahns Trust under certain circumstances. A copy of the Trust Agreement was included as Exhibit 1 to Amendment No. 1.

SCHEDULE 13D
CUSIP No. 761640 10 1	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

	By:	/s/ Chang H. Ahn
Name: Chang H. Ahn